UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 12, 2024, and June 13, 2024, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR +) material change reports that include copies of press releases, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, which are incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-272989) and the Registration Statement of Bitfarms Ltd. on Form S-8 (File No. 333-278868).

See the Exhibits listed below.

Exhibits

Exhibit No.	Description

99.1	Material Change Report dated June 12, 2024
99.2	Material Change Report dated June 13, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Nicolas Bonta
	Name:	Nicolas Bonta
	Title:	Chairman and Interim CEO

Date: June 13, 2024

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